Filed Pursuant to Rule 253(g)(2)
File No. 024-12141

RISE COMPANIES CORP.

SUPPLEMENT NO. 8 DATED APRIL 3, 2024
TO THE OFFERING CIRCULAR DATED SEPTEMBER 29, 2023

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), dated September 29, 2023 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 3, 2023, as previously amended or supplemented (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose certain 2024 performance metrics of the Company.

Certain 2024 Performance Metrics

Q1 2024 net returns of all client accounts of Fundrise Advisors by investment plan objective1:

Plan objective	Income	Balanced	Growth	Custom	Overall
Dividends	1.04%	0.47%	0.22%	0.60%	0.48%
Appreciation	0.80%	1.49%	1.46%	1.22%	1.35%
Net return	1.83%	1.95%	1.68%	1.82%	1.83%

Q1 2024 net returns of all client accounts of Fundrise Advisors by fund objective2:

Fund objective	Net return
Income	1.85%
Balanced	2.14%
Growth	1.10%
Overall	1.83%

Q1 2024 net returns of all client accounts of Fundrise Advisors by individual Fundrise sponsored fund3:

Fund name / objective	Average principal[4]	Launch date	Net return
Registered funds
Flagship Real Estate Fund	$1,140,566,664	Jan 2021	2.45%
Income Real Estate Fund	$574,188,701	Apr 2022	1.85%
Innovation Fund	$122,218,895	Jul 2022	0.69%
Growth
Growth eREIT	$210,522,102	Feb 2016	1.86%
Growth eREIT II	$131,761,222	Sep 2018	0.32%
Development eREIT	$108,766,242	Jun 2019	-0.27%
eFund	$80,866,812	Jun 2017	0.11%
Growth eREIT III	$48,589,969	Feb 2019	3.04%
Growth eREIT VII	$69,695,954	Jan 2021	2.20%
Balanced
East Coast eREIT	$115,257,357	Oct 2016	-1.33%
Heartland eREIT	$74,777,373	Oct 2016	1.55%
West Coast eREIT	$74,041,489	Oct 2016	2.15%
Balanced eREIT II	$39,369,004	Jan 2021	4.49%

1 “Net return” consists of the aggregate returns of Fundrise Advisors client accounts that have selected the indicated investment plan objective as of the end of the period indicated, calculated using the Modified Dietz method. The “Custom” category includes custom (i.e. client-directed) plans. Net returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. “NAV distributions” (if any) are considered as part of the appreciation / price return component. Net returns do not include investments in the Fundrise Opportunity Fund, Innovation Fund, or Opportunistic Credit Fund.

2 “Net return” consists of the aggregate returns of Fundrise Advisors client accounts within the funds with the stated fund objective during the period indicated, calculated using the Modified Dietz method. Net returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. Net returns do not include investments in the Fundrise Opportunity Fund, Innovation Fund or Opportunistic Credit Fund.

3 The aggregate returns of Fundrise Advisors client accounts within the specified fund for the period indicated, calculated using the Modified Dietz method. Returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.

4 “Average principal” is the daily average invested capital in the indicated program during the period indicated, calculated using the Modified Dietz method. The average capital calculation weights individual cash flows (for example investments or redemptions) by the length of time between those cash flows until the end of the period. Flows which occur towards the beginning of the period have a higher weight than flows occurring towards the end.